Exhibit 1

Translation from Norwegian

MEMORANDUM AND ARTICLES OF ASSOCIATION

OF

TELENOR ASA

(Last amended 20 May 2005)

§ 1

The Company’s name is Telenor ASA. The Company is a public limited company.

§ 2

The Company’s registered office is in the municipality of Bærum, Norway.

§ 3

The Company’s objects are to carry on a telecommunications business and any other business related thereto. The business may be carried on by the Company itself, or by its subsidiaries, or through participation as a joint venture partner in other companies or in co-operation with other companies.

§ 4

The Company’s share capital is NOK 10,239,421,758.00 divided into 1,706,570,293 shares of a nominal value of NOK 6 each.

§ 5

The number of Directors shall be at least five but may not exceed eleven.

§ 6

The Chairman of the Board of Directors or the Vice-Chairman and one other member of the Board are authorised jointly to sign for the Company.

Exhibit 1

§ 7

The Company shall have a Corporate Assembly of 15 members. The members and the deputy members shall be elected for a term of 2 years. 10 members and three deputy members for those members shall be elected by the General Meeting. Five members and two observers with deputy members shall be elected by and from among the employees according to the rules in the Regulations to the Act relating to Public Limited Companies (Norway) governing the employees’ right of representation on the board of directors and corporate assemblies of public limited companies, etc.

§ 8

The Company’s General Meeting shall be chaired by the Chairman of the Corporate Assembly.

The Annual General Meeting shall be held before the end of June each year. The Annual General Meeting shall be called with at least two weeks’ written notice. The notice of the meeting shall be accompanied by the agenda. Shareholders wishing to attend the Annual General Meeting must, subject to further decision of the Board, notify the Company to that effect no later than three days prior to the Annual General Meeting.

The Annual General Meeting shall transact the following business:

1.	Approval of the financial statements and annual report, including distribution of dividend.

2.	Other business which under Norwegian law or the Articles of Association falls under the Annual General Meeting.

The Company’s General Meetings may be held in the municipality of Oslo, Norway.

§ 9

The Company shall have an Election Committee. The task of the Election Committee is to submit nominations to the General Meeting for the election of shareholder-elected members and deputy members to the Corporate Assembly, and to submit nominations to the Corporate Assembly for the election of shareholder-elected members and deputy members to the Board of Directors.

The Election Committee shall consist of four members who must be shareholders or representatives of shareholders. The Chairman of the Corporate Assembly is a permanent member and Chairman of the Election Committee. Two members shall be elected by the General Meeting, and one member shall be elected by and from among the shareholder-elected members and deputy members of the Corporate Assembly. The members of the Election Committee shall be elected for a term of two years.

Subject to motion from shareholder-elected members of the Board of Directors, the shareholder-elected members of the Corporate Assembly may adopt instructions for the Election Committee.